August 16, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   PIMCO Funds (the “Registrant”)

  File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a July 18, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 203 (“PEA 203”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on June 2, 2011. PEA 203 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Credit Absolute Return Fund and PIMCO Inflation Response Multi-Asset Fund , each a new series of the Registrant (each a “Fund,” collectively the “Funds”). Capitalized terms used below that are not defined have the same meaning as set forth in PEA 203. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses for PIMCO Credit Absolute Return Fund

Comment 1:  The Fund’s investment objective is to seek maximum “total return” while the Fund’s name refers to “absolute return.” In the Staff’s view, “absolute return” means the Fund will provide a positive return in all market conditions. Consider changing the investment objective to more accurately reflect the name of the Fund or consider revising the name of the Fund to be more consistent with the current investment objective.

Response:  The Registrant does not believe “absolute return” and “total return” are mutually exclusive or are otherwise in conflict with one another as implied by the Staff’s comment. Absolute return connotes that the Fund pursues an absolute return strategy as opposed to a relative return strategy. Relative return strategies seek to outperform a designated market index and measure their performance primarily in relation to such benchmark whereas an absolute return strategy seeks to perform, over time, in a manner substantially independent of overall

Brion R. Thompson August 16, 2011 Page 2

market movements. There is no guarantee that any absolute return strategy fund, including the Fund, will produce positive returns.

Total return is simply a measure of fund performance, namely, the actual rate of return over a given period taking into account both income and capital appreciation. Accordingly, it is consistent and appropriate for an absolute return strategy fund, such as the Fund, to disclose an investment objective of seeking maximum total return by means of an absolute return strategy.

Comment 2:  Footnote 1 to the Fee Table states “‘[o]ther [e]xpenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.” Delete “organizational” as it is neither required nor permitted by Form N-1A.

Response:  Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as the Fund, to include a footnote to its Fee Table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete the word “organizational” from the current footnote so that the footnote only indicates “Other Expenses” are estimated without providing further detail regarding the nature of the “Other Expenses” (i.e., without including the word “organizational”).

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified management fee structure is described in the Fund’s statutory prospectus and disclosed in the Management Fee line item of the Fee Table. Under the unified fees, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under two fixed fees. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is organizational expense. 1 As organizational expense by its nature is temporary and is only incurred in

[1]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Fund’s assets) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Fund and PIMCO.

Brion R. Thompson August 16, 2011 Page 3

connection with the organization of the Fund, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense only, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome. The Registrant believes this is particularly appropriate in the context of a footnote that is specifically permitted or required by Form N-1A.

Comment 3:  The Fund discloses a Rule 35d-1 80% test pursuant to which the Fund may count derivatives towards compliance with the 80% test. Explain how the Fund counts derivatives for purposes of compliance with a Fund’s 80% test (e.g., notional value, market value, purchase price, etc.).

Response:  The Fund will typically count each applicable derivative instrument’s market value (not notional value) towards compliance with the Fund’s 80% test. In connection with credit default swaps in which the Fund is selling protection, because the Fund’s exposure to the underlying asset is equal to the notional value of the credit default swap, the Fund counts the full notional value of the swap for purposes of the Fund’s compliance with its 80% test. For additional information regarding how the Fund counts, measures or values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values portfolio holdings, including derivatives.

Comment 4:  The Fund discloses it may invest up to 15% of its total assets in preferred stock, convertible securities and other equity-related instruments. Explain what is meant by “equity-related instruments.”

Response:  The term “equity related instruments” refers to any financial instrument that has characteristics more similar to an equity security than a Fixed Income Instrument and has therefore been categorized as an “equity related instrument” by PIMCO for investment guideline compliance purposes. Common stocks, preferred stocks, certain convertible securities, real estate investment trust equity securities, securities of acquired equity-related funds and derivative instruments whose value depends upon the value of an equity security, instrument or index are all examples of “equity-related instruments.”

Comment 5:  The Fund discloses it may engage in short sales. Confirm that estimated interest expense incurred by the Fund during its first fiscal year in connection with the Fund’s short sales will be reflected in the Fee Table to the extent such estimated expense is required to be disclosed by Form N-1A.

Brion R. Thompson August 16, 2011 Page 4

Response:  The Registrant will estimate the Fund’s expenses incurred due to short sales, if any, and to the extent such estimated expenses equal or exceed 0.01% of the Fund’s total expenses for its first fiscal year of operations, the Fund will reflect such estimated short sale expenses in the “Other Expenses” line item of its Fee Table.

Comment 6:  The Description of Principal Risks—Interest Rate Risk section describes inflation-indexed bonds and also variable and floating rate securities, but neither type of security is expressly discussed in the Principal Investment Strategies section. Please address.

Response:  With respect to inflation-indexed bonds, Fixed Income Instruments, as such term is defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus, expressly includes inflation-indexed bonds as a type of Fixed Income Instrument. Since Fixed Income Instruments are prominently referenced in the Principal Investment Strategies section, and the defined term is defined to include inflation-indexed bonds, the Registrant believes the current disclosure is sufficient as is.

With respect to variable and floating rate securities, various types of Fixed Income Instruments may pay interest at rates that vary or float (i.e., variable and floating rate securities). The Registrant believes the Characteristics and Risks of Securities and Investment Techniques—Variable and Floating Rate Securities section of the prospectus adequately addresses this point and that such disclosure (i.e., defining what a variable rate security is) is more appropriately placed in the non-summary section of the prospectus. Since Fixed Income Instruments are prominently referenced in the Principal Investment Strategies section, and the non-summary section of the prospectus indicates that various Fixed Income Instruments may be categorized as variable or floating rate, the Registrant believes the current disclosure is sufficient as is.

Prospectuses for PIMCO Inflation Response Multi-Asset Fund

Comment 7:  Footnote 1 to the Fee Table states “‘[o]ther [e]xpenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.” Delete “organizational” as it is neither required nor permitted by Form N-1A.

Response:  Please see response to comment 2 above.

Comment 8:  Footnote 5 to the Fee Table relates to dividends paid on borrowed securities and interest expense. Delete the footnote as it is neither permitted nor required by Form N-1A.

Response:  PIMCO has determined that footnote 5 is no longer applicable to the Fund at this time. Therefore, the footnote has been deleted.

Brion R. Thompson August 16, 2011 Page 5

Comment 9:  The Staff believes the Principal Investment Strategies section is too long and dense for investors. Please shorten to make this section more reader friendly and consistent with plain English principles.

Response:  Comment acknowledged. The Registrant has reviewed this section of the prospectus and shortened or revised the language where appropriate.

Comment 10:  The Fund discloses that it invests in “affiliated and unaffiliated investment companies, which may or may not be registered under the Investment Company Act of 1940.” If the Fund will invest in hedge funds, specifically disclose this and add disclosure relating to liquidity risks posed by investing in hedge funds.

Response:  The Registrant does not anticipate that investments in hedge funds will be part of the Fund’s principal investment strategies. Accordingly, the Registrant believes its current disclosure in the Principal Investment Strategies and Principal Risks sections of the prospectus is sufficient as is. The Registrant believes the Fund’s current disclosure, for example in the Characteristics and Risks of Securities and Investment Techniques—Investments in Other Investment Companies section of the prospectus, sufficiently addresses the Fund’s potential investment in unregistered funds, including the related risks, particularly since the Fund’s anticipated exposure to hedge funds will be minimal, if any.

Comment 11:  As the Fund includes “inflation response” in its name, revise the Principal Investment Strategies to more prominently discuss how the Fund’s principal investment strategies provide a response to inflation.

Response:  Comment acknowledged. The Registrant has reviewed this section of the prospectus and revised the applicable language where appropriate.

Comment 12:  As the Fund will invest in a wholly-owned Cayman Islands subsidiary, the Staff renews its previous comments with respect to such subsidiaries, which are (i) address whether Section 15 of the 1940 Act applies to the subsidiary’s relationship with its investment adviser; (ii) address whether the subsidiary’s board of directors will comply with the requirements of Section 16 of the 1940 Act; (iii) address whether the subsidiary has policies relating to, and otherwise complies with, the requirements of Section 8 of the 1940 Act; (iv) confirm the subsidiary consolidates its financial statements with the financial statements of the subsidiary’s parent Fund; (v) confirm the subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff; and (vi) address whether the subsidiary will execute the Registrant’s post-effective amendments to its registration statement.

Brion R. Thompson August 16, 2011 Page 6

Response:  The Registrant’s responses, set forth below, are similar to its responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 126, 133 and 171.2

Whether Sections 8, 15 and 16 of the 1940 Act apply to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Fund. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).3

Whether the Subsidiary consolidates its financial statements with the financial statements of the Fund

The Subsidiary will consolidate its financial statements with those of the Fund. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of the Registrant’s intent to consolidate a subsidiary in the PIMCO

[2]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010).

[3]

For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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CommodityRealReturn Strategy Fund’s financial statements. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from its position described in the Letter. As such, the Registrant continues to believe that its decision to consolidate is appropriate under GAAP.

Whether the Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

The Subsidiary will file with the Staff a consent to service of process and examination of its books and records.4

Whether the Subsidiary will execute the Registrant’s post-effective amendments to its registration statement

The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities.

The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.5

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a

[4]

The Subsidiary will submit to jurisdiction in the United States by virtue of filing an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[5]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

Brion R. Thompson August 16, 2011 Page 8

public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).6 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the United States in violation of Section 7(d).7

Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

[6]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[7]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in its Subsidiary. For instance, the Fund invests a limited amount of its assets in its Subsidiary and the Fund is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting the Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

Brion R. Thompson August 16, 2011 Page 9

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.8

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Fund’s assets are invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.9 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should the Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement as requested.

Although the Subsidiary is not required to sign the registration statement, Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, as noted above, the Subsidiary will not be able to engage in any activity that would cause the Fund to

[8]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[9]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Brion R. Thompson August 16, 2011 Page 10

violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, takes place in the United States. The Subsidiary’s books and records are maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the United States with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, the Subsidiary will file a consent to service of process and examination of its books and records.

Comment 13:  Confirm that the Fund’s derivatives disclosure is consistent with the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) or revise the disclosure to the extent appropriate.

Response:  The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of

Brion R. Thompson August 16, 2011 Page 11

the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 14:  The Fund includes Infrastructure Risk as a principal risk without corresponding discussion in the Principal Investment Strategies. Please address.

Response:  Infrastructure Risk has been deleted and will not be listed as a principal risk of the Fund.

Comment 15:  The Performance Information subsection of the Fund Summary includes a description of the Fund’s primary and secondary benchmarks. Neither description is required or permitted by Form N-1A, so move the descriptions to another section of the prospectus outside of the Fund Summary.

Response:  General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” The Registrant believes that a concise narrative description of the Fund’s indexes is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Fund’s performance against the performance of a broad-based securities market index, and is permitted to compare its performance against an additional index, the Registrant believes it is “effective communication” to concisely describe the indexes to investors, particularly since the indexes will serve as a benchmark for the Fund’s future performance. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors.

Comment 16:  Revise the Tax Information subsection of the Fund Summary to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response:  The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a

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fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.10 In consideration of the Staff’s comment, Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

*                         *                        *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 203 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey	L. Cheng, Pacific Investment Management Company LLC
Ryan	Leshaw, Pacific Investment Management Company LLC
Brendan	C. Fox, Dechert LLP

[10]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 16, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 203 to the Registrant’s registration statement under the Securities Act of 1933, as filed on June 2, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng
Ryan Leshaw